Pricing Supplement dated June 11, 2026 (To Product Supplement No. RLN-1 dated March 25, 2025, Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-285508

$10,000,000
Senior Medium-Term Notes, Series K
Redeemable Fixed Rate Notes, Due June 15, 2033

Terms of the Notes
Issuer:	Bank of Montreal
Principal Amount:	$1,000 per Note
Trade Date:	June 11, 2026
Issue Date:	June 15, 2026
Stated Maturity Date:	June 15, 2033. The Notes are subject to redemption by Bank of Montreal prior to the Stated Maturity Date as set forth below under “Optional Redemption.” The Notes are not subject to repayment at the option of any holder of the Notes prior to the Stated Maturity Date.
Payment at Maturity:	Unless redeemed prior to maturity by Bank of Montreal, a holder will receive on the Stated Maturity Date a cash payment in U.S. dollars equal to $1,000 per Note, plus any accrued and unpaid interest.
Interest Payment Dates:	Semi-annually on the 15th day of each June and December, commencing December 15, 2026, and ending on the Stated Maturity Date or Optional Redemption Date, if applicable.
Interest Period:	With respect to an Interest Payment Date, the period from, and including, the immediately preceding Interest Payment Date (or, in the case of the first Interest Period, the Issue Date) to, but excluding, that Interest Payment Date.
Interest Rate:	5.10% per annum. See “General Terms of the Notes—Fixed Rate Notes” in the accompanying product supplement for a discussion of the manner in which interest on the Notes will be calculated, accrued and paid.
Optional Redemption:	The Notes are redeemable by Bank of Montreal, in whole, but not in part, on the Optional Redemption Dates, at 100% of their Principal Amount plus accrued and unpaid interest to, but excluding, the redemption date. Bank of Montreal will give notice to the holders of the Notes at least 5 business days and not more than 30 business days prior to the Optional Redemption Date in the manner described in the accompanying prospectus supplement under “Description of the Notes We May Offer—Notices.”
Optional Redemption Dates:	Semi-annually on the 15th day of each June and December, commencing June 15, 2028 and ending December 15, 2032.
Day Count Convention:	30/360; Unadjusted
Listing:	The Notes will not be listed on any securities exchange.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP:	06376LZS8
Bail-inable Notes:	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and are subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

The Notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-4 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The Notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the Notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The Notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these Notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price(1)	Underwriting Discount(2)	Proceeds to Bank of Montreal(2)
Per Note	$1,000.00	$8.00	$992.00
Total	$10,000,000.00	$80,000.00	$9,920,000.00
(1)	The original issue price for an eligible institutional investor and an investor purchasing the Notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original issue price for such investors will not be less than $992.00 per Note and will not be more than $1,000 per Note. The original issue price for such investors reflects a foregone selling concession with respect to such sales as described below. The total price to public in the table above assumes a price to public of $1,000 per Note for each Note sold in this offering.
(2)	BofA Securities, Inc. (“BofAS”) will receive discounts and commissions of up to $8.00 per Note, and from such underwriting discount will allow selected dealers a selling concession of up to $8.00 per Note depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to BofAS. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. The per Note discounts and commissions in the table above represents the maximum discounts and commissions payable per Note and the per Note proceeds to the Issuer represents the minimum proceeds to the Issuer per Note (based on the maximum discounts and commissions). The total discounts and commissions in the table above reflects the difference between the assumed total price to public described above and the actual proceeds to the Issuer. See “Supplemental Plan of Distribution” below.

BofA Securities

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

You should read this pricing supplement together with product supplement no. RLN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the Notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. RLN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004720/u321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-2

AGREEMENT WITH RESPECT TO THE EXERCISE OF CANADIAN BAIL-IN POWERS

By its acquisition of the Notes, each holder or beneficial owner of that Note is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part—by means of a transaction or series of transactions and in one or more steps— into common shares of Bank of Montreal or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; (iii) have represented and warranted that Bank of Montreal has not directly or indirectly provided financing to the holder or beneficial owner of the bail-inable notes for the express purpose of investing in the bail-inable notes; and (iv) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and Bank of Montreal with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the Principal Amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by Bank of Montreal by the issuance of common shares of Bank of Montreal (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Risk Factors— The Notes Will Be Subject to Risks, Including Non-payment In Full or, in the Case of Bail-inable Notes, Conversion in Whole or in Part – By Means of a Transaction or Series of Transactions and in One or More Steps – Into Common Shares of the Bank or Any of its Affiliates, Under Canadian Bank Resolution Powers” and “Description of the Notes We May Offer—Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement and “Description of Debt Securities—Special Provisions Related to Bail-inable Debt Securities” in the prospectus for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

PS-3

SELECTED RISK CONSIDERATIONS

The Notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the Notes generally in the “Risk Factors” sections of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the Notes in light of your particular circumstances.

Risks Relating To The Notes Generally

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. The interest rate payable on the Notes may be more or less than prevailing market interest rates at any time during the term of the Notes. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the Notes prior to the Stated Maturity Date during periods when the remaining interest is to accrue on the Notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable debt security of comparable maturity. If we redeem the Notes prior to the Stated Maturity Date, you may not be able to invest in other debt securities that yield as much interest as the Notes.

The Notes Are Subject To Credit Risk.

The Notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the Notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the Notes and, in the event we were to default on our obligations under the Notes, you may not receive any amounts owed to you under the terms of the Notes.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The Notes have a relatively long term to maturity, subject to our right to redeem the Notes on the Optional Redemption Dates. By purchasing Notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a Note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will redeem your Notes will decrease and the interest rate payable on the Notes may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your Notes at such time, the value of your Notes in any secondary market transaction would also be adversely affected.

Risks Relating To The Value Of The Notes And Any Secondary Market

The Underwriting Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the original issue price. The original issue price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your Notes will also be affected by the interest rate provided by the Notes and by the market and other conditions discussed in the next risk factor.

PS-4

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the Notes prior to maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the Notes: interest rates and our creditworthiness.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The Notes will not be listed or displayed on any securities exchange. Although the agent and/or its affiliates may purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which the agent is willing to buy your Notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity.

Risk Relating To Conflicts Of Interest

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession And/Or Other Fee, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the Notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the Notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, if any, and this projected hedging profit will be in addition to any concession and/or other fee that the participating dealer realizes for the sale of the Notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the Notes to you.

Trading, Hedging And Business Activities By Us, BofAS And Our Or Their Respective Affiliates May Create Conflicts Of Interest With You.

We, BofAS or our or their respective affiliates may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with BofAS or its affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

In addition, in the ordinary course of their business activities, BofAS and its affiliates may hold and trade our or our affiliates’ debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. BofAS and its affiliates may also have lending or other capital markets relationships with us. In order to hedge such exposure, they may enter into transactions such as the purchase of credit default swaps or the creation of short positions in our or our affiliates’ securities, including potentially the Notes. Any such positions could adversely affect future trading prices of the Notes.

We, BofAS or one or more of our or their affiliates may also, at present or in the future, publish research reports with respect to our securities or with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the value of the Notes.

These trading, hedging and business activities may present a conflict of interest between your interest in the Notes and the interests we, BofAS and our or their respective affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our or their management.

PS-5

SUMMARY OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES

For a discussion of the material Canadian federal income tax consequences relating to an investment in the Notes, see the section entitled “Canadian Federal Income Tax Consequences” in the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on January 29, 2026.

PS-6

SUPPLEMENTAL TAX CONSIDERATIONS

In the opinion of our counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal tax purposes. Based on the facts provided, the Notes should be treated as issued without original issue discount.

Both U.S. and non-U.S. holders should read the section of the accompanying product supplement entitled “United States Federal Income Tax Considerations.”

You should consult your tax advisor regarding all aspects of the U.S. federal tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

This discussion supplements the discussion in “United States Federal Income Tax Considerations” in the accompanying product supplement and should be read in conjunction therewith.

PS-7

SUPPLEMENTAL PLAN OF DISTRIBUTION

BofAS is the agent for the distribution of the Notes. We have agreed to sell to BofAS, and BofAS has agreed to purchase from us, all of the Notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. The agent may resell the Notes to other securities dealers at the original issue price less a concession not in excess of the underwriting discount. BofAS will receive an underwriting discount in the amount indicated on the cover hereof, and from such underwriting discount will allow selected dealers a selling concession in an amount not to exceed such underwriting discount depending on market conditions that are relevant to the value of the Notes at the time an order to purchase the Notes is submitted to the agent. Dealers who purchase the Notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

None of BofAS nor its affiliates are acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the agent(s) in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

Our hedge counterparty (which may be one of our affiliates, the agent and/or its affiliates) expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the Notes. If any dealer participating in the distribution of the Notes or any of its affiliates conducts hedging activities for us in connection with the Notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the Notes to you.

If all of the Notes are not sold on the Trade Date at the original offering price, the agent and/or dealers may change the offering price and the other selling terms and thereafter from time to time may offer the Notes for sale in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

BofAS may, but is not obligated to, make a market in the Notes. BofAS will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the Notes. In addition, BofAS or any of its affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless BofAS or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BofAS in a market-making transaction.

BofAS and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. BofAS has received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of its business activities, BofAS and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. To the extent that BofAS or its affiliates has a lending relationship with us, they would routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, BofAS or its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such short positions could adversely affect future trading prices of the Notes offered hereby. BofAS or its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

PS-8

VALIDITY OF THE NOTES

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank of Montreal in conformity with the indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed, authenticated, issued and delivered, to the extent that validity of the Notes is a matter governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be valid obligations of the Bank of Montreal, subject to the following limitations (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to certain assumptions about (i) the Trustees’ authorization, execution and delivery of the indenture, (ii) the genuineness of signatures and (iii) certain other matters, all as stated in the letter of such counsel dated March 25, 2025, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated March 25, 2025.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank of Montreal, when the Notes offered by this pricing supplement have been issued by the Bank of Montreal pursuant to the indenture, the trustee has made the appropriate entries or notations to the master global note that represents such Notes (the “master note”), and such Notes have been delivered against payment as contemplated herein, such Notes will be valid and binding obligations of the Bank of Montreal, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law; or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank of Montreal, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated March 25, 2025, which has been filed as an exhibit to Bank of Montreal’s report on Form 6-K filed with the SEC on March 25, 2025.

PS-9